Mail Stop 4561

May 14, 2009

Mark B. Templeton
President and Chief Executive Officer
Citrix Systems, Inc.
851 West Cypress Creek Road
Fort Lauderdale, FL 33309

> **Re:** **Citrix Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File No. 000-27084**

Dear Mr. Templeton:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 28

Overview, page 28

1.   Your discussion should include disclosure of all currently known trends, events
        and uncertainties that are reasonably expected to have a material impact on your
        liquidity, capital resources and/or results of operations. You should also quantify
        the expected effects of any known material trends on your future results, to the
        extent possible. For example, we note your announcement on February 23, 2009
        that a new version of Citrix XenServer would be offered free of charge to any
        user for unlimited production deployment. Tell us any known future impact on
        your financial statements from now offering this software at no cost, and indicate
        what consideration you gave to discussing this in your filing. In addition, we note
        from page 16 that you expect your effective tax rate to increase. Tell us what
        consideration you gave to identifying this as a trend within your MD&A. Refer to
        Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Results of Operations, page 35

2.   Throughout your discussion of results of operations, you refer to two or more
        sources as components that contributed to material changes. Tell us what
        consideration you gave to quantifying the amount of the changes that were due to
        each of the factors or events that you identify. Refer to Instruction 4 to Item
        303(a) of Regulation S-K and the related interpretive guidance in Section III.D of
        SEC Release 33-6835.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Financial Information

Notes to Condensed Consolidated Financial Statements (Unaudited), page 6

Note 10. Income Taxes, page 16

3.   You indicate that the negative effective tax rate for the three months ended March
        31, 2009 "is due primarily to a discrete adjustment of deferred tax assets."
        Further explain the nature of this adjustment. Cite the authoritative literature
        relied upon in your accounting for the interim tax provision and indicate how your
        accounting complies with the guidance in paragraphs 19 and 20 of APB 28, FIN
        18 and SFAS 109. Tell us what consideration you gave to providing a more
        detailed explanation of the change in your effective tax rate within your filing.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or me at (202) 551-3488 if you have any questions regarding the above comments.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief